HANNY VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED
2007 MAR 15 A 6:13

Date: 1 March 2007

[redacted]

07021819

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

BY AIRMAIL

Dear Sirs,

SUPPL

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the announcement of the Company dated 28 February 2007 in relation to the unaudited results for the year ended 31 December 2006 of MRI Holdings Limited, an approximately 56.7% owned subsidiary of the Company (the shares of which are listed on the Australian Securities Exchange) for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

Florence Kam
Company Secretary
/vw
Encl.

dlw 3/15

O:\Hanny 2007\Correspondence\Letter\028-US Sec-ann dd 28 Feb 07.doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 372)

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 275)

ANNOUNCEMENT OF UNAUDITED RESULTS OF MRI HOLDINGS LIMITED FOR THE YEAR ENDED 31 DECEMBER 2006

MRI, an approximately 56.7% owned subsidiary of Hanny which in turn is an indirect non-wholly owned subsidiary of ITC, has announced its unaudited financial results for the year ended 31 December 2006. The unaudited financial statements of MRI are set out below.

This announcement is made by ITC Corporation Limited ("ITC") and Hanny Holdings Limited ("Hanny"), an indirect non-wholly owned subsidiary of ITC, pursuant to the requirement of Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide the shareholders of ITC and Hanny with the information of MRI Holdings Limited ("MRI"), an approximately 56.7% owned subsidiary of Hanny, which has announced its financial information to the public in Australia on 28 February 2007.

The boards of directors of ITC and Hanny announce the unaudited financial results of MRI for the year ended 31 December 2006 which has been announced by MRI in accordance with rule 4.3A of the Australian Securities Exchange on 28 February 2007 in Australia. MRI is a company incorporated in Australia and its shares are listed on the Australian Securities Exchange.

The unaudited financial statements for the year ended 31 December 2006 are prepared in accordance with the Corporations Act 2001, applicable Accounting Standards and complies with other requirements of the law of Australia.

RESULTS

The consolidated results of MRI and its subsidiaries for the years ended 31 December 2006 and 2005 are as follows:

	Year ended 31 December 2006 A$'000 (Unaudited)	2005 A$'000 (Audited and restated)
Revenues	919	846
Other income	–	178
Administration expenses	(411)	(469)
Finance costs	(1)	–
Other expenses	(22)	–
Profit before income tax expense	485	555
Income tax expense	(277)	(58)
Profit after related income tax expense	208	497
Accumulated losses brought forward	(13,137)	(13,634)
Accumulated losses carried forward	(12,929)	(13,137)
Basic earnings per share	0.45 cent	1.08 cents

Diluted earnings per share is not materially different from basic earnings per share and therefore is not disclosed.

Balance Sheet Highlights

The consolidated balance sheet of MRI and its subsidiaries for the years ended 31 December 2006 and 2005 shows the followings:

	As at 31 December 2006 A$'000 (Unaudited)	2005 A$'000 (Audited and restated)
Current assets	17,263	17,515
Non current assets	4,624	4,915
Total assets	21,887	22,430
Current liabilities	(256)	(457)
Non current liabilities	(201)	(212)
Net assets	21,430	21,761
Share capital	31,184	31,184
Reserves and accumulated losses	(9,754)	(9,423)
	21,430	21,761

By order of the board of
ITC Corporation Limited
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 28 February 2007

As at the date of this announcement, the directors of ITC are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Ms. Chau Mei Wah, Rosanna *(Deputy Chairman & Managing Director)*
Mr. Chan Kwok Chuen, Augustine
Mr. Chan Fut Yan
Mr. Cheung Hon Kit

Independent Non-executive Directors:
Mr. Chuck, Winston Calptor
Mr. Lee Kit Wah
Hon. Shek Lai Him, Abraham, *JP*

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

ITC

ITC CORPORATION LIMITED
(德祥企業集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：372)

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：275)

MRI HOLDINGS LIMITED
截至二零零六年十二月三十一日止年度之未經審核業績公佈

MRI，錦興（德祥之間接非全資附屬公司）擁有約56.7%之附屬公司，已宣佈其截至二零零六年十二月三十一日止年度之未經審核財務業績。MRI之未經審核財務報表列載如下。

本公佈乃德祥企業集團有限公司（「德祥」）及錦興集團有限公司（「錦興」，德祥之間接非全資附屬公司）根據香港聯合交易所有限公司證券上市規則第13.09(2)條之規定而作出，以向德祥及錦興之股東提供MRI Holdings Limited（「MRI」，錦興擁有約56.7%之附屬公司）之資料，MRI已於二零零七年二月二十八日向澳洲公眾人士公佈其財務資料。

德祥及錦興董事會公佈MRI截至二零零六年十二月三十一日止年度之未經審核財務業績，MRI根據澳洲證券交易所上市規則第4.3A條之規定已於二零零七年二月二十八日在澳洲公佈其業績。MRI為一家於澳洲註冊成立之公司，其股份於澳洲證券交易所上市。

截至二零零六年十二月三十一日止年度之未經審核財務報表乃按二零零一年公司法、適用會計準則及符合澳洲法律之其他要求編製而成。

業績

MRI及其附屬公司截至二零零六年及二零零五年十二月三十一日止年度之綜合業績如下：

	截至十二月三十一日止年度	
	二零零六年 千澳元 （未經審核）	二零零五年 千澳元 （經審核及重列）
收益	919	846
其他收入	–	178
行政支出	(411)	(469)
融資成本	(1)	–
其他支出	(22)	–
除所得税開支前溢利	485	555
所得税開支	(277)	(58)
除有關所得税開支後溢利	208	497
承前累計虧損	(13,137)	(13,634)
結轉累計虧損	(12,929)	(13,137)
每股基本盈利	0.45仙	1.08仙

由於每股攤薄盈利與每股基本盈利並無重大差別，因此並無予以披露。

資產負債表摘要

MRI及其附屬公司截至二零零六年及二零零五年十二月三十一日止年度之綜合資產負債表呈列如下：

	於十二月三十一日	
	二零零六年 千澳元 （未經審核）	二零零五年 千澳元 （經審核及重列）
流動資產	17,263	17,515
非流動資產	4,624	4,915
總資產	21,887	22,430
流動負債	(256)	(457)
非流動負債	(201)	(212)
淨資產	21,430	21,761
股本	31,184	31,184
儲備及累計虧損	(9,754)	(9,423)
	21,430	21,761

承董事會命
德祥企業集團有限公司
主席
陳國強博士

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零七年二月二十八日

於本公佈日期，德祥之董事如下：

執行董事：
陳國強博士（主席）
周美華女士（副主席兼董事總經理）
陳國銓先生
陳佛恩先生
張漢傑先生

獨立非執行董事：
卓育賢先生
李傑華先生
石禮謙，太平紳士

於本公佈日期，錦興之董事如下：

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

* 僅供識別

END